25002174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 2 7 2025
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regional Brokers Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2510 Lockleigh Rd
(No. and Street)

Jamison	PA	18929
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Boccella	215-979-8960	tboccella@regionalbrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

PO Box 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regional Brokers, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
VIPUL K. BHESANIA, Notary Public
Bucks County
My Commission Expires July 17, 2026
Commission Number 1284778

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Regional Brokers, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regional Brokers, Inc., as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regional Brokers, Inc.'s management. Our responsibility is to express an opinion on Regional Brokers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regional Brokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of general and administration expenses, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of general and administration expenses and the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPAs

We have served as Regional Brokers, Inc.'s auditor since 2024.
Landenberg, Pennsylvania
February 24, 2025

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

REGIONAL BROKERS, INC.
Financial Statements
December 31, 2024

REGIONAL BROKERS, INC.
December 31, 2024

Table of Contents

REGIONAL BROKERS, INC.
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	187,777
Cash - Deposits with Clearing Broker		105,156
Marketable Securities - Trading		57,983
Commissions Receivable - Clearing Broker, with no allowance for credit losses in 2024		93,033
Prepaid Expenses		23,000
Furniture and Equipment - Net of Accumulated Depreciation 2024 $141,544		1,490
Total Assets	**$**	**468,439**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	44,963
Stockholders' Equity		
Common Stock - No Par Value; Stated Value $500 per Share, 10,000 Shares Authorized, 1,015 Shares Issued and 359 Shares Outstanding at December 31, 2024		507,500
Additional Paid-In Capital		30,574
Retained Earnings		395,083
Less Treasury Stock - 656 Shares, at Cost at December 31, 2024		(509,681)
Total Stockholders' Equity		423,476
Total Liabilities and Stockholders' Equity	**$**	**468,439**

No assurance is provided on these financial statements.

REGIONAL BROKERS, INC.
Statement of Income
Year Ended December 31, 2024

Income	
Institutional Commissions	$ 1,302,675
Retail Commissions	243,056
Gross Income	1,545,731
Operating Expenses	
Clearing Fees	171,917
Depreciation	950
Employee Benefits	137,236
Payroll Taxes	52,324
Regulatory Fees	54,374
Salaries	738,393
Telephone	4,362
Trading Software Expense	61,537
Total Operating Expenses	1,221,093
General and Administrative Expenses	436,271
Loss from Operations	(111,633)
Other Income (Expense)	
Dividend Income	870
Interest Income	2,508
Miscellaneous Income	4,933
Unrealized and Realized Gain (Loss) on Marketable and Nonmarketable Securities	14,378
Total Other Income (Expense)	22,689
Net Loss	**$ (88,944)**

No assurance is provided on these financial statements.

REGIONAL BROKERS, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - December 31, 2023	$ 507,500	$ 30,574	$ 484,027	$ (502,381)	$ 519,720
Purchase of Company Common Stock	-	-	-	(7,300)	(7,300)
Net Loss	-	-	(88,944)	-	(88,944)
Balance - December 31, 2024	**$ 507,500**	**$ 30,574**	**$ 395,083**	**$ (509,681)**	**$ 423,476**

No assurance is provided on these financial statements.

REGIONAL BROKERS, INC.
Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Loss	$	(88,944)
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities		
Depreciation		950
Unrealized and Realized (Gain) Loss on Marketable and		
Nonmarketable Securities		(14,378)
Decrease in		
Commissions Receivable - Clearing Broker		11,211
Prepaid Expenses		1,275
Increase (Decrease) in		
Accounts Payable and Accrued Expenses		(7,052)
Net Cash Used in Operating Activities		(96,938)
Cash Flows from Investing Activities		
Purchase of Furniture and Equipment		(562)
Net Cash Used in Investing Activities		(562)
Cash Flows from Financing Activities		
Purchase of Company Common Stock		(7,300)
Net Cash Used in Financing Activities		(7,300)
Net Decrease in Cash		(104,800)
Cash		
Beginning		397,733
Ending	$	292,933

No assurance is provided on these financial statements.

REGIONAL BROKERS, INC.
Notes to Financial Statements
December 31, 2024

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Single Reportable Segment
The Company is engaged in a single line of business as a municipal securities broker/dealer, which is comprised of agency transactions in the purchase or sale of municipal securities for registered brokers or dealers or registered municipal securities dealers. The Company has identified its Chief Financial Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 29% of its total revenue from two external customers in 2024.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consisted of funds held in checking and money market accounts.

Commissions Receivable
The Company's receivables from clearing organizations include amounts receivable from settled and unsettled trades. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of credit exposures is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

Under the current expected credit loss model, no allowance was established at December 31, 2024 as no credit losses on the balance of commissions receivable are expected. Commissions receivable amounted to $104,244 as of January 1, 2024.

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial position in assets, with the change in fair value during the period included in earnings.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Furniture and Fixtures	5-7
Computer Equipment	3-5

Investment in Nonmarketable Securities

Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advertising Costs

The Company expenses advertising costs as incurred. There were no advertising costs for the year ended December 31, 2024.

Income Taxes

The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for the last three years are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the Financial Accounting Standards Board *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.

Level 2 — Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2024:

	Level 1
Assets	
Marketable Securities	$ 57,983

3. FURNITURE AND EQUIPMENT

Furniture and Fixtures	$ 43,148
Computer Equipment	99,886
Total	143,034
Less Accumulated Depreciation	(141,544)
Total Furniture and Equipment	$ 1,490

4. LINE OF CREDIT

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (8.00% at December 31, 2024).

There were no borrowings under the line of credit agreement at December 31, 2024.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2024.

5. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024, the Company's "aggregate indebtedness" was $44,963 and "net capital" was $387,508. At December 31, 2024, its ratio of aggregate indebtedness to net capital was .12 to 1. Net capital exceeded minimum capital requirements by $287,508 at December 31, 2024.

6. PROFIT SHARING PLAN

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the plan for the year ended December 31, 2024 was $27,264.

7. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2024, there was no cash balances in excess of FDIC insurance. The Company has not experienced any losses in such accounts.

8. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2025, the date the financial statements were available to be issued.

REGIONAL BROKERS, INC.
Schedule of General and Administrative Expenses
Year Ended December 31, 2024

Dues and Subscriptions	$	148,781
Insurance		5,595
Internet Expense		8,554
Lease Expense		-
Legal and Accounting Fees		49,100
Office Expense		5,299
Office Supplies		367
Other Taxes		500
Payroll Taxes		11,000
Profit Sharing		27,264
Repairs and Maintenance		15,639
Salaries		161,300
Travel and Entertainment		2,872
Total General and Administrative Expenses	**$**	**436,271**

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2024

Net Capital		
Total Stockholders' Equity	$	423,476
Deductions and/or Charges:		
Nonallowable Assets		
Prepaid Expenses		(23,000)
Furniture and Equipment		(1,490)
Net Capital Before Haircuts on Securities Positions		398,986
Haircut on Securities		11,478
Net Capital	**$**	**387,508**
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$	44,963
Total Aggregate Indebtedness	**$**	**44,963**

No assurance is provided on these financial statements.

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

(Continued)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required by Company	$	100,000
Excess Net Capital	$	287,508
Excess Net Capital at 1000%	$	267,508
Ratio - Aggregate Indebtedness to Net Capital		.12 to 1
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$	387,508
Net Audit Adjustments		-
Net Capital	**$**	**387,508**

No assurance is provided on these financial statements.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Regional Brokers, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k), under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPAs

Landenberg, Pennsylvania
February 24, 2025

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Regional Brokers, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Regional Brokers, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, CPAs

Landenberg, PA
February 24, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
REGIONAL BROKERS INC	8-44907

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,554,041.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 1,554,041.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 171,917.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 171,917.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 1,382,124.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 2,073.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 1,047.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 11.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 1,036.00		
	d	Add lines 11a through 11c		$ 1,047.00	
12		**LESSER** of line 10 or 11d.			$ 1,047.00
13	a	Amount from line 8		$ 2,073.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 1,047.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 1,026.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 1,026.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-44907	DEA: FINRA	2024	Dec
MEMBER NAME	REGIONAL BROKERS INC		
MAILING ADDRESS	2510 LOCKLEIGH ROAD JAMISON, PA 18929		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

REGIONAL BROKERS INC	Anthony Boccella
(Name of SIPC Member)	(Authorized Signatory)
1/16/2025	tboccella@regionalbrokers.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.